QUADRIGA SUPERFUND, L.P.
C/O SUPERFUND CAPITAL MANAGEMENT, INC.
SUPERFUND OFFICE BUILDING
P.O. BOX 1479
GRAND ANSE
ST. GEORGE’S, GRENADA
WEST INDIES
November 24, 2009
Mr. Adam Turk
Ms. Karen Garnett
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549

Re:	Quadriga Superfund, L.P. (the “Company”) Registration Statement on Form S-1 (File No. 333-162132)
Dear Mr. Turk and Ms. Garnett:
     We hereby request that the effective date for the Company’s Registration Statement (File No. 333-162132) be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on November 24, 2009 at 5:00 p.m., or as soon as reasonably practicable thereafter.
     We hereby acknowledge that:
1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUADRIGA SUPERFUND, L.P.			SUPERFUND USA, INC.

By:	Superfund Capital Management, Inc., its General Partner		By:	/s/ Paul Wigdor
				Name:	Paul Wigdor
By:	/s/ Nigel James			Title:	President

	Name:	Nigel James
	Title:	President